UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 5, 2020	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated August 4, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating approval of Reserve Bank of India for appointment of Mr. Sashidhar Jagdishan as Managing Director and CEO of HDFC Bank Ltd.

Exhibit l

August 4, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Approval of Reserve Bank of India (‘RBI’) for appointment of Mr. Sashidhar Jagdishan as the Managing Director & CEO of HDFC Bank Ltd (‘the Bank’)

We wish to inform you that the Reserve Bank of India (‘RBI’) vide its communication dated August 3, 2020, has approved the appointment of Mr. Sashidhar Jagdishan as Managing Director & CEO of the Bank for a period of 3 (three) years w.e.f. his date of taking charge, i.e. October 27, 2020, under Section 35B of the Banking Regulation Act 1949.

Further, please note that a meeting of the Board of Directors of the Bank will be convened in due course inter alia to approve the appointment of Mr. Sashidhar Jagdishan as the Managing Director & CEO of the Bank, in place of Mr. Aditya Puri, who is due to retire as Managing Director of the Bank on October 26, 2020.

The brief profile of Mr. Sashidhar Jagdishan is provided in Annexure-A attached to this intimation.

Thanking you,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary

Annexure-A

Brief Profile of Mr. Sashidhar Jagdishan

Sashidhar Jagdishan (Sashi) joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head- Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He has played a critical role in supporting the growth trajectory of the Bank. He has led the finance function and played a pivotal role in aligning the organization in achieving the strategic objectives over the years. He is currently the Group Head of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications, Corporate Social Responsibility & the Strategic Change Agent of the Bank. Sashi has an overall experience of 30 years. Prior to joining the Bank, Sashi was a Senior Officer in the Country Financial Control Division of Deutsche Bank, AG, Mumbai. He has completed his graduation in Science with specialization in Physics, and is a Chartered Accountant. He also holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, UK.